April 17, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561

Attention:	Linda Cvrkel
Branch Chief

Re:	Wright Express Corporation
Form 10-K for the year ended December 31, 2008
Filed February 27, 2009
File No. 001-32426
Ladies and Gentlemen:
This letter is being submitted in response to comments received by Wright Express Corporation from the staff of the Securities and Exchange Commission by letter dated April 9, 2009 with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2008.
This letter formally confirms that the Company was granted an extension of time to provide a response to the comments. As discussed with Claire Erlanger, we will file a response on or before May 14, 2009.
If you have any questions or need further information, please contact me at (207) 523-6421.
Sincerely,
/s/ Gregory A. Wiessner
Gregory A. Wiessner
Associate General Counsel and
Assistant Corporate Secretary

cc (by email):	Hilary Rapkin
Melissa Smith
Richard Dunn